NEW GOLD REPORTS FOURTH QUARTER AND FULL YEAR 2021 RESULTS; PROVIDES 2022 OPERATIONAL OUTLOOK AND UPDATED MINERAL RESERVES AND MINERAL RESOURCES

Achieves 2021 Updated Consolidated Guidance; Rainy River Mine Converts 569,000 Underground Gold Ounces to Mineral Reserves

(All amounts are in U.S. dollars unless otherwise indicated)

February 23, 2022 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports fourth quarter and full year 2021 results, updates Mineral Reserves and Mineral Resources for the Company as of December 31, 2021, and provides its 2022 operational outlook. The Company will host a conference call and webcast today at 8:30 am Eastern Time to discuss these items (details are provided at the end of this news release). For detailed information, please refer to the Company's Management's Discussion and Analysis ("MD&A") and consolidated financial statements for the year ended December 31, 2021 that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information. Numbered note references throughout this news release are to endnotes which can be found at the end of this news release.

Consolidated Fourth Quarter and Full Year Highlights

- Total production for the fourth quarter was 111,574 gold equivalent[1] ("gold eq.") ounces (81,072 ounces of gold, 214,030 ounces of silver and 14.2 million pounds of copper). For the year, production was 418,933 gold eq.[1] ounces (286,921 ounces of gold, 867,961 ounces of silver and 61.7 million pounds of copper). The Company achieved the updated consolidated gold equivalent guidance range.

- Operating expenses for the quarter were $912 per gold eq. ounce and $938 per gold eq. ounce for the year.

- Total cash costs[2] for the quarter were $965 per gold eq. ounce and $991 per gold eq. ounce for the year, achieving the updated annual guidance range of $960 to $1,030 per gold eq. ounce.

- All-in sustaining costs[2] for the quarter were $1,355 per gold eq. ounce and $1,463 per gold eq. ounce for the year, achieving the updated annual guidance range of $1,415 to $1,495 per gold eq. ounce.

- Average realized gold price[2] was $1,798 per ounce and average realized copper price[2] was $4.37 per pound for the quarter. For the year, average realized gold price[2] was $1,798 per ounce and average realized copper price[2] was $4.24 per pound.

- Cash generated from operations for the quarter was $106 million ($0.16 per share) and $324 million ($0.48 per share) for the year. Cash generated from operations for the quarter, before changes in non-cash operating working capital[2], was $93 million ($0.14 per share) and $323 million ($0.47 per share) for the year.

- Net earnings for the quarter were $151 million ($0.22 per share), and $141 million ($0.21 per share) for the year.

- Adjusted net earnings[2] for the quarter were $25 million ($0.04 per share) and $83 million ($0.12 per share) for the year.

- During the quarter, the Company closed the previously announced sale of the Blackwater gold stream to Wheaton Precious Metals Corp. for $300 million (*refer to the Company's December 13, 2021 and December 22, 2021 press releases*).

- During the quarter, the Company amended its secured credit facility, extending the maturity date to December 2025 from October 2023 and increasing the maximum borrowing limit to $400 million from $350 million.

- 2021 year-end Mineral Reserves of 3.7 million ounces of gold; Rainy River underground conversion fully offsets 2021 gold ounce depletion.

- At the end of the quarter, the Company had a cash position of $482 million and a strong liquidity position of $857 million.

"While we had to navigate challenges throughout 2021, I am extremely proud of our resilient team and the way we ended the year," stated Renaud Adams, President & CEO. *"The fourth quarter delivered our strongest production quarter of the year, allowing us to meet our updated guidance. It was also our lowest quarter from a cost perspective, leading to our highest free cash flow quarter of the year. Adding to that, we exited the year on a strong note with the sale of the Blackwater gold stream. The value we have been able to crystallize through multiple Blackwater-related transactions since August 2020 has positioned our Company with a peer-leading balance sheet and the financial strength to execute on our strategy."*

"Looking to 2022, our strategy remains focused on operational excellence and optimization at both assets. At Rainy River, we converted meaningful underground Mineral Resources to Mineral Reserves resulting in a net increase to total gold reserves for New Gold. We continue to seek ways to further optimize the operation and reduce costs while we advance the development of the Intrepid underground zone, targeting initial production in the second half of the year. At New Afton, our priorities remain on advancing the B3 ramp-up and C-Zone development, exhausting the Lift 1 cave, including the recovery level zone, and completing commissioning of the in-pit tailings," added Mr. Adams.

Consolidated Financial Highlights

	Q4 2021	Q4 2020	FY 2021	FY 2020
Revenue ($M)	**202.6**	198.9	**745.5**	643.4
Operating expenses ($M)	**99.6**	97.3	**377.3**	339.9
Net earnings (loss), per share ($)	**0.22**	(0.03)	**0.21**	(0.12)
Adj. net earnings, per share ($)[2]	**0.04**	0.04	**0.12**	0.03
Operating cash flow, per share ($)	**0.16**	0.15	**0.48**	0.44
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[2]	**0.14**	0.14	**0.47**	0.41

- Revenues for the quarter were $203 million and $745 million for the year ended December 31, 2021, an increase compared to the prior-year periods due to higher gold and copper prices, partially offset by lower sales volume.

- Operating expenses for the quarter and year ended December 31, 2021, were higher than the prior-year periods due to the strengthening of the Canadian dollar relative to the U.S. dollar and the prior year benefitting from the wage subsidy.

- Net earnings for the quarter were $151 million ($0.22 per share) compared to a net loss for the prior-year period of $21 million ($0.03 per share). Net earnings for the year ended December 31, 2021, were $141 million ($0.21 per share) compared to a net loss for the prior year of $79 million ($0.12 per share). The increase in net earnings compared to the prior-year periods were primarily due to higher revenue, the gain on the sale of the Blackwater gold stream to Wheaton Precious Metals Corp., and lower finance costs, partially offset by an increase in operating expenses and an unrealized loss on the revaluation of certain investments.

- Adjusted net earnings[2] for the quarter were $25 million ($0.04 per share), a decrease compared to the prior-year period primarily due to higher adjusted tax expense[2]. Adjusted net earnings[2] for the year ended December 31, 2021, were $83 million ($0.12 per share), an increase compared to the prior year primarily due to higher revenue less cost of goods sold and lower finance costs.

Consolidated Operational Highlights

	Q4 2021	Q4 2020	FY 2021	FY 2020
Gold eq. production (ounces)[1]	111,574	120,567	418,933	437,617
Gold eq. sold (ounces)[1]	109,214	122,139	402,449	428,370
Gold production (ounces)	81,072	83,096	286,921	293,139
Gold sold (ounces)	78,745	86,491	277,451	291,877
Copper production (Mlbs)	14.2	18.5	61.7	72.1
Copper sold (Mlbs)	14.2	17.5	58.4	68.0
Gold revenue, per ounce	1,778	1,606	1,778	1,537
Copper revenue, per pound	4.07	3.14	3.97	2.67
Average realized gold price, per ounce[2]	1,798	1,623	1,798	1,559
Average realized copper price, per pound[2]	4.37	3.34	4.24	2.86
Operating expenses, per gold eq. ounce	912	799	938	794
Total cash costs, per gold eq. ounce[2]	965	841	991	840
Depreciation and depletion, per gold eq. ounce	469	419	489	454
All-in sustaining costs, per gold eq. ounce[2]	1,355	1,491	1,463	1,389
Sustaining capital and sustaining leases ($M)[2]	33.6	69.2	156.8	205.5
Growth capital ($M)[2]	26.9	42.7	101.7	89.4
Total capital and leases ($M)	60.5	111.9	258.5	294.9

Rainy River

Operational Highlights

Rainy River Mine	Q4 2021	Q4 2020	FY 2021	FY 2020
Gold eq. production (ounces)[1]	70,500	68,241	242,961	233,201
Gold eq. sold (ounces)[1]	68,380	72,279	237,061	235,416
Gold production (ounces)	68,356	66,734	234,469	228,919
Gold sold (ounces)	66,239	70,675	228,693	231,112
Gold revenue, per ounce	1,796	1,624	1,797	1,561
Average realized gold price, per ounce[2]	1,796	1,624	1,797	1,561
Operating expenses, per gold eq. ounce	897	864	955	906
Total cash costs, per gold eq. ounce[2]	897	864	955	906
Depreciation and depletion, per gold eq. ounce	571	523	625	600
All-in sustaining costs, per gold eq. ounce[2]	1,281	1,494	1,415	1,562
Sustaining capital and sustaining leases ($M)[2]	24.0	43.6	100.9	147.5
Growth capital ($M)[2]	2.3	2.8	11.6	3.1
Total capital and leases ($M)	26.3	46.5	112.5	150.6

Operating Key Performance Indicators

Rainy River Mine (Open Pit Mine only)	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Tonnes mined per day (ore and waste)	150,767	158,556	149,630	129,775
Ore tonnes mined per day	35,681	36,256	52,917	33,885
Operating waste tonnes per day	65,643	71,124	88,216	62,348
Capitalized waste tonnes per day	49,442	51,176	8,497	33,542
Total waste tonnes per day	115,085	122,300	96,713	95,890
Strip ratio (waste:ore)	3.23	3.37	1.83	2.83
Tonnes milled per calendar day	26,301	25,349	25,245	24,492
Gold grade milled (g/t)	0.80	0.82	0.89	1.03
Gold recovery (%)	89	87	89	92
Mill availability (%)	89	88	91	94
Gold production (ounces)	54,656	52,901	58,557	68,356
Gold eq. production (ounces)[1]	56,513	55,163	60,785	70,500

- Fourth quarter gold eq.[1] production was 70,500 ounces (68,356 ounces of gold and 154,364 ounces of silver), an increase compared to the prior-year period due to higher gold grade and gold recovery, partially offset by lower tonnes processed. For the year ended December 31, 2021, gold eq.[1] production was 242,961 ounces (guidance of 240,000 to 255,000 gold eq.[1] ounces) consisting of 234,469 ounces of gold (guidance of 235,000 to 250,000 ounces) and 611,433 ounces of silver. The increase over the prior year was due to higher tonnes processed, with the prior year including a two-week voluntary shutdown due to COVID-19. The Rainy River Mine achieved the low end of the updated gold equivalent guidance range.

- Operating expenses and total cash costs[2] were $897 per gold eq. ounce for the quarter, an increase over the prior-year period due to lower sales volumes and the strengthening of the Canadian dollar relative to the U.S. dollar. The strengthening of the Canadian dollar increased costs by $29 per gold eq. ounce in the quarter. For the year ended December 31, 2021, operating expenses and total cash costs[2] were $955 per gold eq. ounce, achieving the updated annual guidance range of $925 to $985 per gold eq. ounce. The increase over the prior year was due to the strengthening of the Canadian dollar relative to the U.S. dollar, and the receipt of the wage subsidy in the prior year.

- All-in sustaining costs[2] were $1,281 per gold eq. ounce for the quarter, a decrease over the prior-year period primarily due to lower sustaining capital spend, partially offset by lower sales volumes. For the year ended December 31, 2021, all-in sustaining costs[2] were $1,415 per gold eq. ounce, achieving the updated annual guidance range of $1,365 to $1,440 per gold eq. ounce. The decrease over the prior year was primarily due to higher sales volumes and lower sustaining capital spend.

- Total capital and leases for the quarter were $26 million, including $24 million related to sustaining capital and sustaining lease[2] payments, including $11 million of capitalized mining costs, and $2 million related to growth capital[2]. Sustaining capital spend during the quarter primarily included the advancement of the annual tailings dam raise. Growth capital during the quarter was related to the development of the Intrepid underground zone which advanced 298 metres. For the year ended December 31, 2021, total capital and leases were $113 million, including $101 million related to sustaining capital and sustaining lease[2] payments, including $40 million of capitalized mining costs, and $12 million related to growth capital[2].

- Free cash flow[2] for the quarter was $36 million, and for the year ended December 31, 2021 was $46 million (net of a $27 million stream payment). The increase over the prior-year periods was due to an increase in revenue from higher metal prices and lower capital spend.

- The open pit mine averaged 129,775 tonnes per day during the quarter, a decrease compared to the prior-year period primarily due to lower drill utilization. Approximately 3.1 million ore tonnes and 8.8 million waste tonnes (including 3.1 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 2.83:1. For the year, the average strip ratio was 2.7:1, in-line with the 2021 plan.

- The mill averaged 24,492 tonnes per day during the quarter, a decrease compared to the prior-year period primarily due to harder ore encountered from the 433 zone. The mill processed an average grade of 1.03 grams per tonne at a gold recovery of 92%. Mill availability for the quarter averaged 94%, despite a 3-day mill shutdown that was moved from early-2022 to December.

New Afton Mine

Operational Highlights

New Afton Mine	Q4 2021	Q4 2020	FY 2021	FY 2020
Gold eq. production (ounces)[1]	41,074	52,326	175,972	204,416
Gold eq. sold (ounces)[1]	40,835	49,860	165,387	192,953
Gold production (ounces)	12,716	16,362	52,452	64,220
Gold sold (ounces)	12,507	15,817	48,758	60,765
Copper production (Mlbs)	14.2	18.5	61.7	72.1
Copper sold (Mlbs)	14.2	17.5	58.4	68.0
Gold revenue, per ounce	1,685	1,525	1,690	1,449
Copper revenue, per pound	4.07	3.14	3.97	2.67
Average realized gold price, per ounce[2]	1,807	1,621	1,804	1,553
Average realized copper price, per pound[2]	4.37	3.34	4.24	2.86
Operating expenses, per gold eq. ounce	938	706	912	657
Total cash costs, per gold eq. ounce[2]	1,079	808	1,042	759
Depreciation and depletion, per gold eq. ounce	297	260	288	268
All-in sustaining costs, per gold eq. ounce[2]	1,330	1,330	1,385	1,064
Sustaining capital and sustaining leases ($M)[2]	9.5	25.5	54.5	57.4
Growth capital ($M)[2]	24.6	39.9	90.1	77.1
Total capital and leases ($M)	34.1	65.4	144.6	134.5

Operating Key Performance Indicators

New Afton Mine	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Tonnes mined per day (ore and waste)	11,395	15,104	12,861	13,705
Tonnes milled per calendar day	13,564	13,795	13,068	13,125
Gold grade milled (g/t)	0.39	0.43	0.43	0.41
Gold recovery (%)	79	80	83	81
Gold production (ounces)	11,994	14,088	13,653	12,716
Copper grade milled (%)	0.64	0.79	0.72	0.67
Copper recovery (%)	80	83	82	80
Copper production (Mlbs)	13.8	18.2	15.6	14.2
Mill availability (%)	96	98	98	97
Gold eq. production (ounces)[1]	39,512	50,542	44,843	41,074

- Fourth quarter gold eq.[1] production was 41,074 ounces, consisting of 12,716 ounces of gold and 14.2 million pounds of copper. For the year ended December 31, 2021, gold eq.[1] production was 175,972 ounces (guidance of 165,000 to 195,000 gold eq.[1] ounces), consisting of 52,452 ounces of gold (guidance of 52,000 to 62,000 ounces) and 61.7 million pounds of copper (guidance of 56 to 66 million pounds), achieving the gold equivalent guidance range for the year. The decrease over the prior-year periods was due to lower tonnes processed.

- Operating expenses and total cash costs[2] were $938 and $1,079 per gold eq. ounce for the quarter, an increase over the prior-year period primarily due to lower sales volumes, and the strengthening of the Canadian dollar relative to the U.S. dollar. The strengthening of the Canadian dollar increased costs by $31 per gold eq. ounce in the quarter. For the year ended December 31, 2021, operating expenses and total cash costs[2] were $912 and $1,042 per gold eq. ounce, slightly above the annual total cash cost guidance range of $930 to $1,010 per gold eq. ounce. The increase over the prior year was due to lower sales volumes, the strengthening of the Canadian dollar relative to the U.S. dollar, and the receipt of the wage subsidy in the prior year.

- All-in sustaining costs[2] were $1,330 per gold eq. ounce for the quarter, in-line with the prior-year period. For the year ended December 31, 2021, all-in sustaining costs[2] were $1,385 per gold eq. ounce, slightly above the annual guidance range of $1,225 to $1,325 per gold eq. ounce. The increase over the prior year was due to lower sales volumes and higher total cash costs, partially offset by lower sustaining capital spend.

- Total capital and leases for the quarter were $34 million, including $9 million related to sustaining capital and sustaining lease[2] payments and $25 million related to growth capital[2]. Sustaining capital spend during the quarter primarily related to B3 mine development and the advancement of the planned tailings dam raise. Growth capital during the quarter primarily related to C-Zone development and the thickened and amended tailings project. For the year ended December 31, 2021, total capital and leases were $145 million, including $55 million related to sustaining capital and sustaining lease[2] payments and $90 million related to growth capital[2].

- Free cash flow[2] for the quarter was $10 million, an increase over the prior-year period due to lower capital spend. For the year ended December 31, 2021, free cash flow[2] was $16 million, an increase over the prior year due to an increase in revenue from higher metal prices.

- C-Zone development advanced by approximately 1,028 metres in the quarter. Mine infrastructure also advanced with the installation of conveyors and work initiated on a secondary crushing station. The project continues to advance on plan, with production expected to begin in the second half of 2023.

- The underground mine averaged 13,705 tonnes per day during the quarter as the mine prepares for the completion of Lift 1 mining activities and continues the progressive ramp-up of the B3 zone.

- The mill averaged 13,125 tonnes per day during the quarter, below the prior-year period, but in-line with mining rates. The mill processed gold grades of 0.41 grams per tonne and copper grades of 0.67%, with gold and copper recoveries of 81% and 80%, respectively.

2022 Operational Outlook

Operational Estimates	Rainy River Mine	New Afton Mine	2022 Consolidated Guidance
Gold eq. production (ounces)[3]	265,000 - 295,000	115,000 - 145,000	**380,000 - 440,000**
Gold production (ounces)	260,000 - 290,000	35,000 - 45,000	**295,000 - 335,000**
Copper production (Mlbs)	-	35 - 45	**35 - 45**
Operating expenses, per gold eq. ounce	$730 - $810	$1,100 - $1,180	**$840 - $920**
All-in sustaining costs, per gold eq. ounce[2]	$1,270 - $1,370	$1,695 - $1,795	**$1,470 - $1,570**
Capital Investment & Exploration Estimates	Rainy River Mine	New Afton Mine	2022 Consolidated Guidance
Sustaining capital and sustaining leases ($M)[2]	$125 - $155	$55 - $70	**$180 - $225**
Growth capital ($M)[2]	$15 - $25	$100 - $130	**$115 - $155**
Total capital and leases ($M)	$140 - $180	$155 - $200	**$295 - $380**
Exploration ($M)	$5	$15	**$20**

Gold equivalent[3] production is expected to be between 380,000 to 440,000 ounces, in-line with the prior year. Production is expected to strengthen in the second half of the year, with the second half of 2022 expected to represent approximately 55% of annual production.

Operating expenses are expected to be $840 to $920 per gold eq. ounce, lower than the prior year as a higher proportion of gold sales will be from the lower operating expense per ounce Rainy River Mine. All-in sustaining costs[2] are expected to be $1,470 to $1,570 per gold eq. ounce, slightly higher than the prior year due to higher sustaining capital spend, partially offset by lower operating expenses. All-in sustaining costs[2] are expected to trend lower in the second half of the year, consistent with the production profile.

Total capital and leases are expected to be $295 to $380 million, of which, sustaining capital and sustaining leases[2] are expected to be $180 to $225 million, and growth capital[2] is expected to be $115 to $155 million. The increase in sustaining capital and sustaining leases[2] over the prior year predominantly relates to capitalized waste, tailings management, and B3 activities. The increase in growth capital[2] relates to C-Zone development and advancing underground development at the Intrepid underground zone at Rainy River. Quarterly sustaining capital is expected to trend lower in the second half of the year, and growth capital is expected to be relatively consistent through the year.

In 2022, the Company will report production on a gold equivalent basis as well as on a per-metal basis. Operating expenses and all-in sustaining costs will be reported on a per gold equivalent ounce basis. Throughout the year the Company will report gold equivalent ounces using a constant ratio of $1,800 per gold ounce, $24.00 per silver ounce and $4.00 per pound copper, and a foreign exchange rate of $1.25 Canadian dollars to $1.00 US dollar.

The operational outlook assumes that the Company's operations will continue without any significant COVID-19-related interruptions. New Gold continues to maintain preventative measures at all our sites to protect our workforce and communities, and to mitigate the effects of COVID-19 on our operations. Any reduction or suspension of New Gold's operations due to COVID-19, could impact its ability to achieve 2022 outlook. Please see the Cautionary Note Regarding Forward-Looking Statements at the end of this news release.

2022 Rainy River Operational Outlook

Operational Estimates	2022 Guidance
Gold eq. production (ounces)[3]	265,000 - 295,000
Gold production (ounces)	260,000 - 290,000
Operating expenses, per gold eq. ounce	$730 - $810
All-in sustaining costs, per gold eq. ounce[2]	$1,270 - $1,370
Capital Investment & Exploration Estimates	**2022 Guidance**
Sustaining capital and sustaining leases ($M)[2]	$125 - $155
Growth capital ($M)[2]	$15 - $25
Total capital and leases ($M)	$140 - $180
Exploration ($M)	$5

- Gold equivalent[3] production is expected to be 265,000 to 295,000 ounces, an increase over the prior year due to an increase in gold grade, tonnes mined and processed, as well as commencing ore extraction from the Intrepid underground zone in the second half of the year. Production is expected to strengthen in the second half of the year as capitalized waste is to be prioritized during the colder weather months, and planned maintenance activities for the processing plant are to be completed in the first half of the year. The second half of 2022 is expected to represent approximately 55% of the annual production.

- Ore from the East Lobe is expected to contribute approximately 25% of mill feed in 2022. As a result of bench sequencing and prioritization of pit stripping during winter months, East Lobe contribution is expected to be higher in the second half of the year.

- Operating expenses are expected to be $730 to $810 per gold eq. ounce, a decrease over the prior year, primarily due to a higher strip ratio of approximately 3.2:1 expected in 2022, resulting in a higher proportion of mining costs being capitalized and higher annual production.

- All-in sustaining costs[2] are expected to be $1,270 to $1,370 per gold eq. ounce, a decrease over the prior year, primarily due to higher production. All-in sustaining costs[2] are expected to trend lower in the second half of the year, consistent with the production profile.

- Total capital and leases are expected to be $140 to $180 million. Sustaining capital and sustaining leases[2] are expected to be $125 to $155 million, including approximately $60 million in capitalized waste, $40 million towards the annual tailings dam raise, $20 million in capital parts and components replacement programs, $10 million in sustaining capital leases, and $5 million in sustaining capital development for the Intrepid underground zone. Growth capital[2] is expected to be $15 to $25 million, related to the development of the Intrepid underground zone, with initial production targeted for late-2022. Growth capital is expected to be generally consistent throughout the year.

- Exploration expenditures are expected to be approximately $5 million and will focus on completing reconnaissance exploration drilling on the North East Trend target and on follow-up drilling based on previous positive results on priority targets.

2022 New Afton Operational Outlook

Operational Estimates	2022 Guidance
Gold eq. production (ounces)[3]	115,000 - 145,000
Gold production (ounces)	35,000 - 45,000
Copper production (Mlbs)	35 - 45
Operating expenses, per gold eq. ounce	$1,100 - $1,180
All-in sustaining costs, per gold eq. ounce[2]	$1,695 - $1,795
Capital Investment & Exploration Estimates	2022 Guidance
Sustaining capital and sustaining leases ($M)[2]	$55 - $70
Growth capital ($M)[2]	$100 - $130
Total capital and leases ($M)	$155 - $200
Exploration ($M)	$15

- Gold equivalent[3] production is expected to be 115,000 to 145,000 ounces, lower than the prior year, primarily due to a reduction in B3 ore tonnes to be mined in 2022. The lower tonnes mined is a result of the previously announced B3 permitting delays experienced in 2021 which impacted the drawpoint development schedule and slowed the production ramp-up. The B3 mining rate is expected to average approximately 4,000 tonnes per day during drawpoint development, ramping up to approximately 8,000 tonnes per day in late-2022. As a result of the slower ramp-up, mining from B3 is expected to extend to 2025 in order to extract all planned tonnes. Current surface stockpiles are expected to supplement the mill feed during the year, with production expected to be strongest in the first half of 2022. 2022 operational estimates are exclusive of any material from the ore purchase agreement.

- Operating expenses are expected to be $1,100 to $1,180 per gold eq. ounce, an increase over the prior year as a result of higher costs related to the B3 ramp-up and lower production.

- All-in sustaining costs[2] are expected to be $1,695 to $1,795 per gold eq. ounce, an increase over the prior year, primarily due to higher sustaining capital spend and lower production. Approximately $310 per gold eq. ounce of the all-in sustaining cost relates to the completion of B3 development. All-in sustaining costs[2] are expected to trend higher in the first half of the year due to higher B3 lateral development and tailings management work.

- Total capital and leases are expected to be $155 to $200 million. Sustaining capital and sustaining leases[2] are expected to be $55 to $70 million, including approximately $40 million related to the completion of B3 development, infrastructure and equipment, $5 million related to tailings management and $15 million related to other general sustaining capital and working capital payments. During 2022, sustaining capital projects will continue to focus on advancing the development of the B3 zone with approximately 900 metres of development and construction of approximately 46 drawbells. Growth capital[2] is expected to be $100 to $130 million, related to the continued advancement of the C-Zone project, primarily focused on mine development with a total of 5,000 metres planned, infrastructure installation, complete commissioning of the thickened and amended tailings facility and continued progress on stabilization. Growth capital is expected to be generally consistent throughout the year.

- Exploration expenditures are expected to be approximately $15 million, and will focus on underground exploration and infill drilling on the mineralized zone defined within the New Afton footprint, follow-up surface drilling within the Cherry Creek trend, and reconnaissance exploration drilling on regional targets that were defined in 2021.

Mineral Reserves and Mineral Resources (as at December 31, 2021)

As at December 31, 2021, New Gold is reporting Mineral Reserves and Mineral Resources as summarized in the table below. Detailed Mineral Reserve and Mineral Resource tables follow at the end of this press release.

Mineral Reserves and Mineral Resources Summary[1]	As at December 31, 2021[2]			As at December 31, 2020		
	Gold koz	Silver koz	Copper Mlbs	Gold koz	Silver koz	Copper Mlbs
Proven and Probable Mineral Reserves						
Rainy River	**2,799**	**7,022**	**-**	**2,598**	**7,152**	**-**
Open Pit	1,230	2,170	-	1,599	3,518	-
Underground	1,241	3,084	-	672	1,795	-
Low grade and stockpile	328	1,768	-	327	1,839	-
New Afton	**883**	**2,327**	**675**	**958**	**2,670**	**758**
Total Proven and Probable Mineral Reserves	**3,682**	**9,349**	**675**	**3,556**	**9,822**	**758**
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves)[1]						
Rainy River	**1,543**	**3,894**	**-**	**2,005**	**5,125**	**-**
Open Pit	195	472	-	187	562	-
Underground	1,348	3,422	-	1,818	4,563	-
New Afton	**1,174**	**4,187**	**1,006**	**1,182**	**4,246**	**1,003**
Total Measured and Indicated Mineral Resources	**2,717**	**8,081**	**1,006**	**3,187**	**9,371**	**1,003**
Total Inferred Mineral Resources	**387**	**831**	**137**	**412**	**917**	**143**

1. Refer to the detailed Mineral Reserve and Mineral Resource tables that follow at the end of this press release for the estimates as at December 31, 2021 and the Company's Annual Information Form dated March 31, 2021 for estimates as at December 31, 2020.
2. The Mineral Reserves and Mineral Resources stated above are as at December 31, 2021 and do not reflect any events subsequent to that date.

Consolidated gold Mineral Reserves increased by approximately 126,000 gold ounces compared to the prior year. The increase was primarily due to an economic study at the Mineral Reserve gold price of $1,400 per ounce, that supports the conversion of approximately 569,000 gold ounces of underground Mineral Resources to Mineral Reserves at the Rainy River Mine. A National Instrument 43-101 ("NI 43-101") Technical Report for the Rainy River Mine will be filed by March 31, 2022.

• At the Rainy River Mine, total Mineral Reserves increased by approximately 201,000 gold ounces over the prior year due to converting approximately 569,000 underground gold ounces from Mineral Resources to Mineral Reserves, partially offset by open pit mine depletion.

  • Open pit reserve depletion included approximately 262,000 ounces from annual mine depletion, approximately 45,000 ounces related to a resource mineability adjustment and approximately 34,000 ounces due to grade control model underperformance compared to the resource model (both primarily related to East Lobe), and approximately 28,000 ounces related to an 85% correction factor applied to the remaining ore material from the East Lobe. The correction factor applied was based on a bench to bench reconciliation study. The East Lobe is expected to be mined out by the end of 2023.

• At the New Afton Mine, Mineral Reserves decreased by approximately 75,000 gold ounces over the prior year due to 69,000 gold ounces of annual mine depletion and 6,000 ounces from mine plan optimization.

Consolidated Measured and Indicated Mineral Resources decreased by approximately 470,000 gold ounces, with Rainy River decreasing by 462,000 gold ounces due to conversion of underground Mineral Resources to Mineral Reserves and New Afton decreasing by approximately 8,000 gold ounces due to conversion of C-Zone Mineral Resources to Mineral Reserves. Consolidated Inferred Mineral Resources decreased by approximately 25,000 gold ounces to 387,000 gold ounces.

Sustainability and ESG

New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. New Gold has adapted its sustainability efforts to align with the most pressing environmental, social and governance ("ESG") issues facing the Company and the mining industry. As such, the Company's ESG approach continues to prioritize the health, safety, and well-being of its people and the people in the communities in which New Gold operates. The protection of its people is central to its success as New Gold believes people are its greatest asset. New Gold is committed to providing training, opportunities, and progression paths for its teams, and it actively seeks to ensure that it promotes diversity within its teams at all levels of the organization. New Gold has adopted an approach to execute on its sustainability strategy that aligns with ESG reporting standards.

Fourth Quarter and Full Year 2021 Conference Call and Webcast

The Company will host a webcast and conference call today at 8:30 am Eastern Time to discuss the Company's fourth quarter and full year 2021 consolidated results and 2022 operational outlook.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://produceredition.webcasts.com/starthere.jsp?ei=1521870&tp_key=6fecc53dc8

- Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 70681110.

- A recorded playback of the conference call will be available until March 23, 2022 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 681110. An archived webcast will also be available at www.newgold.com.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Endnotes

1.   Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q4 2021 includes production of 154,364 ounces of silver (154,144 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $25.00 per silver ounce used for 2021 guidance estimates. Gold eq. ounces for New Afton in Q4 2021 includes 14.2 million pounds of copper produced (14.2 million pounds sold) and 59,666 ounces of silver produced 55,938 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 3.50 per copper pound and $25.00 per silver ounce used for 2021 guidance estimates.

2.   "Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)",, "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

3.   2022 gold equivalent ounces includes approximately 500,000 to 540,000 ounces of silver at Rainy River and 125,000 to 145,000 ounces of silver at New Afton.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease", to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION				
Operating expenses	99.6	97.3	377.3	339.9
Gold equivalent ounces sold[1]	109,214	122,139	402,449	428,370
Operating expenses per gold equivalent ounce sold ($/ounce)	912	799	938	794
Operating expenses	99.6	97.3	377.4	339.9
Treatment and refining charges on concentrate sales	5.8	5.1	21.5	19.7
Total cash costs	105.4	102.4	398.9	359.6
Gold equivalent ounces sold[1]	109,214	122,139	402,449	428,370
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	965	841	991	840
Sustaining capital expenditures[2]	30.7	66.4	144.2	194.7
Sustaining exploration - expensed	0.0	0.2	0.8	0.2
Sustaining leases[2]	2.4	2.7	10.4	10.8
Corporate G&A including share-based compensation	5.9	7.5	22.8	21.5
Reclamation expenses	3.6	2.5	11.6	8.4
Total all-in sustaining costs	148.0	182.0	588.6	595.2
Gold equivalent ounces sold[1]	109,214	122,139	402,449	428,370
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,355	1,491	1,463	1,389

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars, except where noted)	**2021**	**2020**	**2021**	**2020**
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION				
Operating expenses	**61.3**	62.4	**226.5**	213.2
Gold equivalent ounces sold[1]	**68,380**	72,279	**237,061**	235,416
Operating expenses per unit of gold sold ($/ounce)	**897**	864	**955**	906
Operating expenses	**61.3**	62.4	**226.5**	213.2
Total cash costs	**61.3**	62.4	**226.5**	213.2
Gold equivalent ounces sold[1]	**68,380**	72,279	**237,061**	235,416
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**897**	864	**955**	906
Sustaining capital expenditures[2]	**21.1**	41.1	**90.5**	137.7
Sustaining leases[2]	**2.3**	2.5	**9.5**	9.8
Reclamation expenses	**2.8**	2.0	**8.9**	6.9
Total all-in sustaining costs	**87.6**	108.0	**335.5**	367.6
Gold equivalent ounces sold[1]	**68,380**	72,279	**237,061**	235,416
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	**1,281**	1,494	**1,415**	1,562

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars, except where noted)	**2021**	**2020**	**2021**	**2020**
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION				
Operating expenses	**38.3**	34.9	**150.8**	126.7
Gold equivalent ounces sold[1]	**40,835**	49,860	**165,387**	192,953
Operating expenses per unit of gold sold ($/ounce)	**938**	706	**912**	657
Operating expenses	**38.3**	34.9	**150.8**	126.7
Treatment and refining charges on concentrate sales	**5.8**	5.1	**21.5**	19.7
Total cash costs	**44.1**	40.0	**172.3**	146.4
Gold equivalent ounces sold[1]	**40,835**	49,860	**165,387**	192,953
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**1,079**	808	**1,042**	759
Sustaining capital expenditures[2]	**9.5**	25.3	**53.7**	56.9
Sustaining leases[2]	**—**	0.1	**0.3**	0.5
Reclamation expenses	**0.7**	0.5	**2.6**	1.5
Total all-in sustaining costs	**54.3**	65.9	**229.0**	205.2
Gold equivalent ounces sold[1]	**40,835**	49,860	**165,387**	192,953
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	**1,330**	1,330	**1,385**	1,064

Sustaining Capital Expenditures Reconciliation Table

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
TOTAL SUSTAINING CAPITAL EXPENDITURES				
Mining interests per statement of cash flows	**58.1**	109.2	**247.3**	284.2
New Afton growth capital expenditures[2]	**(24.6)**	(39.9)	**(90.1)**	(77.1)
Rainy River growth capital expenditures[2]	**(2.2)**	(2.8)	**(11.6)**	(3.1)
Blackwater growth capital expenditures[2]	**—**	—	**—**	(9.2)
Sustaining capital expenditures[2]	**31.3**	66.5	**145.6**	194.8

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude "other gains and losses" as per Note 3 of the Company's consolidated financial statements; and loss on redemption of long-term debt. Net earnings have been adjusted, including the associated tax impact, for the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, fair value changes for gold and copper price option contracts, gain on disposal of the Blackwater stream and Blackwater Project, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION				
Earnings (loss) before taxes	**156.8**	(16.0)	**160.3**	(75.0)
Other losses (gains)	**(123.6)**	26.5	**(57.5)**	78.3
Loss on repayment of long-term debt	**—**	16.8	**—**	23.3
Adjusted net earnings (loss) before taxes	**33.2**	27.3	**102.8**	26.6
Income tax (expense) recovery	**(5.9)**	(5.1)	**(19.7)**	(4.3)
Income tax adjustments	**(2.6)**	5.7	**(0.2)**	(3.1)
Adjusted income tax (expense) recovery[2]	**(8.5)**	0.6	**(19.9)**	(7.4)
Adjusted net earnings (loss)[2]	**24.7**	27.9	**82.9**	19.2
Adjusted earnings (loss) per share (basic and diluted)[2]	**0.04**	0.04	**0.12**	0.03

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

(in millions of U.S. dollars)	Three months ended December 31		Year ended December 31	
	2021	2020	2021	2020
CASH RECONCILIATION				
Cash generated from operations	**105.7**	98.4	**323.7**	294.8
Change in non-cash operating working capital	**(12.8)**	(3.5)	**(1.0)**	(16.2)
Cash generated from operations, before changes in non-cash operating working capital[2]	**92.9**	94.9	**322.7**	278.6

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

(in millions of U.S. dollars)	Three months ended December 31, 2021			
	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**67.7**	44.5	**(6.5)**	105.7
Less Mining interest capital expenditures	**(24.0)**	(34.3)	**0.2**	(58.1)
Add Proceeds of sale from other assets	**0.6**	0.0	**0.0**	0.6
Less Lease payments	**(2.3)**	0.1	**(0.2)**	(2.4)
Less Cash settlement of non-current derivative financial liabilities	**(6.5)**	—	**—**	(6.5)
Free Cash Flow	**35.5**	10.3	**(6.5)**	39.3

(in millions of U.S. dollars)	Three months ended December 31, 2020			
	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**59.0**	46.5	**(7.0)**	98.5
Less Mining interest capital expenditures	**(43.9)**	(65.3)	**(0.2)**	(109.4)
Less Lease payments	**(2.5)**	(0.1)	**(0.2)**	(2.8)
Less Cash settlement of non-current derivative financial liabilities	**(7.0)**	—	**—**	(7.0)
Free Cash Flow	**5.6**	(18.9)	**(7.3)**	(20.7)

(in millions of U.S. dollars)	Year ended December 31, 2021			
	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**184.9**	165.1	**(26.3)**	323.7
Less Mining interest capital expenditures	**(103.0)**	(144.4)	**0.1**	(247.3)
Add Proceeds of sale from other assets	**0.9**	0.5	**0.0**	1.4
Less Lease payments	**(9.5)**	(0.3)	**(0.6)**	(10.4)
Less Cash settlement of non-current derivative financial liabilities	**(27.3)**	(5.0)	**—**	(32.3)
Free Cash Flow	**46.0**	15.9	**(26.8)**	35.1

(in millions of U.S. dollars)	Year ended December 31, 2020			
	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**165.2**	141.9	**(12.3)**	294.8
Less Mining interest capital expenditures	**(140.8)**	(134.1)	**(9.4)**	(284.2)
Less Lease payments	**(9.8)**	(0.5)	**(0.7)**	(11.0)
Less Cash settlement of non-current derivative financial liabilities	**(21.9)**	—	**—**	(21.9)
Free Cash Flow	**(7.3)**	7.4	**(22.3)**	(22.2)

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

(in millions of U.S. dollars, except where noted)	Three months ended December 31		Year ended December 31	
	2021	2020	2021	2020
TOTAL AVERAGE REALIZED PRICE				
Revenue from gold sales	**139.9**	138.8	**492.6**	449.3
Treatment and refining charges on gold concentrate sales	**1.5**	1.5	**5.6**	6.3
Gross revenue from gold sales	**141.4**	140.3	**498.2**	455.6
Gold ounces sold	**78,745**	86,491	**277,451**	291,877
Total average realized price per gold ounce sold ($/ounce)[2]	**1,798**	1,623	**1,798**	1,559

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars, except where noted)	**2021**	**2020**	**2021**	**2020**
RAINY RIVER AVERAGE REALIZED PRICE				
Revenue from gold sales	**118.9**	114.8	**410.9**	360.7
Gold ounces sold	**66,239**	70,675	**228,693**	231,112
Rainy River average realized price per gold ounce sold ($/ounce)[2]	**1,796**	1,624	**1,797**	1,561

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars, except where noted)	**2021**	**2020**	**2021**	**2020**
NEW AFTON AVERAGE REALIZED PRICE				
Revenue from gold sales	**20.9**	24.1	**81.7**	88.6
Treatment and refining charges on gold concentrate sales	**1.5**	1.5	**5.5**	6.3
Gross revenue from gold sales	**22.4**	25.6	**87.2**	94.9
Gold ounces sold	**12,507**	15,817	**48,758**	60,765
New Afton average realized price per gold ounce sold ($/ounce)[2]	**1,807**	1,621	**1,804**	1,553

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three months and year ended December 31, 2021 filed at www.sedar.com and on EDGAR at www.sec.gov.

Mineral Reserves and Mineral Resources

New Gold's Mineral Reserve estimates as at December 31, 2021, is presented in the following table.

Mineral Reserves

	Metal Grade				Contained Metal		
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER							
Direct processing reserves							
Open Pit							
Proven	9,486	1.26	2.2	-	385	657	-
Probable	21,861	1.20	2.2	-	845	1,513	-
Open Pit P&P (*direct proc.*)	31,347	1.22	2.2	-	1,230	2,170	-
Stockpile DPO							
Proven	1,247	0.65	2.5	-	26	98	-
Probable	-	-	-	-	-	-	-
Total Stockpile	1,247	0.65	2.5	-	26	98	-
Low grade reserves							
Open Pit							
Proven	2,982	0.36	1.7	-	34	164	-
Probable	9,426	0.36	1.9	-	108	588	-
Open Pit P&P (*low grade*)	12,408	0.36	1.9	-	142	752	-
Stockpile							
Proven	12,561	0.39	2.3	-	159	918	-
Probable	-	-	-	-	-	-	-
Open Pit P&P (*stockpile*)	12,561	0.39	2.3	-	159	918	-
Open Pit P&P (Direct proc. & Low grade)	**57,563**	**0.84**	**2.1**	**-**	**1,558**	**3,938**	**-**
Underground							
Proven	-	-	-	-	-	-	-
Probable	12,657	3.05	7.6	-	1,241	3,084	-
Underground P&P (*direct proc.*)	12,657	3.05	7.6	-	1,241	3,084	-
Combined Direct proc. & Low grade							
Proven	26,276	0.72	2.2	-	605	1,837	-
Probable	43,944	1.55	3.7	-	2,194	5,185	-
Total Rainy River P&P	**70,220**	**1.24**	**3.1**	**-**	**2,799**	**7,022**	**-**
NEW AFTON							
A&B Zones							
Proven	-	-	-	-	-	-	-
Probable	2,961	0.59	2.8	0.73	56	267	48
B3 Zone							
Proven	-	-	-	-	-	-	-
Probable	8,801	0.63	1.4	0.74	178	394	143
C-Zone							
Proven	-	-	-	-	-	-	-
Probable	29,512	0.68	1.8	0.75	649	1,666	485
Total New Afton P&P	**41,274**	**0.67**	**1.8**	**0.74**	**883**	**2,327**	**675**
TOTAL PROVEN & PROBABLE RESERVES					**3,682**	**9,349**	**675**

Notes to the mineral reserve and mineral resource estimates are provided below.

Measured and Indicated Mineral Resources

New Gold's Mineral Resource estimates as at December 31, 2021, is presented in the following table.

Measured and Indicated Mineral Resources (Exclusive of Mineral Reserves)

	Tonnes 000s	Metal Grade			Contained Metal		
		Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER							
Direct processing resources							
Open Pit							
Measured	570	1.61	3.0	-	30	55	-
Indicated	3,131	1.48	3.2	-	149	325	-
Open Pit M&I *(direct proc.)*	3,701	1.50	3.2	-	179	380	-
Underground							
Measured	-	-	-	-	-	-	-
Indicated	14,014	2.99	7.6	-	1,348	3,422	-
Underground M&I *(direct proc.)*	14,014	2.99	7.6	-	1,348	3,422	-
Low grade resources							
Open Pit							
Measured	192	0.34	2.0	-	2	12	-
Indicated	1,268	0.34	1.9	-	14	80	-
Open Pit M&I *(low grade)*	1,460	0.34	2.0	-	16	92	-
Combined M&I							
Measured	762	1.29	2.7	-	32	67	-
Indicated	18,413	2.55	6.5	-	1,511	3,827	-
Total Rainy River M&I	**19,175**	**2.50**	**6.3**	**-**	**1,543**	**3,894**	**-**
NEW AFTON							
A&B Zones							
Measured	21,426	0.52	1.2	0.72	361	848	338
Indicated	10,387	0.34	2.8	0.55	114	932	127
A&B Zone M&I	31,812	0.46	1.7	0.66	475	1,780	465
C-Zone							
Measured	4,227	0.87	2.2	1.09	118	297	102
Indicated	2,387	1.23	3.2	1.57	94	245	83
C-Zone M&I	6,614	1.00	2.6	1.27	212	542	185
HW Lens							
Measured	-	-	-	-	-	-	-
Indicated	11,450	0.51	2.0	0.44	186	740	110
HW Lens M&I	11,450	0.51	2.0	0.44	186	740	110
D Zone							
Measured	1,470	0.80	1.9	0.81	38	91	26
Indicated	5,875	0.70	1.9	0.79	131	363	102
D Zone M&I	7,345	0.72	1.9	0.79	169	454	128
Eastern Extension							
Measured	403	0.48	1.8	0.57	6	23	5
Indicated	7,276	0.54	2.8	0.71	126	648	113
Eastern Extension M&I	7,679	0.53	2.7	0.70	132	671	118
Combined M&I							
Measured	27,526	0.59	1.4	0.78	523	1,259	471
Indicated	37,375	0.54	2.4	0.65	651	2,928	535
Total New Afton M&I	**64,900**	**0.56**	**2.0**	**0.70**	**1,174**	**4,187**	**1,006**
TOTAL MEASURED & INDICATED RESOURCES					**2,717**	**8,081**	**1,006**

Notes to the mineral reserve and mineral resource estimates are provided below.

Inferred Mineral Resources

	Tonnes 000s	Metal Grade			Contained Metal		
		Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER							
Direct processing							
Open Pit	481	0.98	2.5	-	15	38	-
Underground	1,593	3.30	2.7	-	169	141	-
Total Direct Processing	2,074	2.76	2.7	-	184	179	-
Low grade resources							
Open Pit	404	0.35	1.3	-	5	17	-
Rainy River Inferred	**2,478**	**2.37**	**2.5**	**-**	**189**	**196**	**-**
NEW AFTON							
A&B Zones	6,773	0.38	1.4	0.35	84	296	52
C-Zone	1,438	0.50	0.8	0.19	23	35	6
HW Lens	3	0.49	0.6	0.19	-	-	-
D Zone	4,685	0.32	1.3	0.52	48	197	53
Eastern Extension	3,402	0.40	1.0	0.35	43	107	26
New Afton Inferred	**16,301**	**0.38**	**1.2**	**0.38**	**198**	**635**	**137**
TOTAL INFERRED					**387**	**831**	**137**

Notes to the mineral reserve and mineral resource estimates are provided below.

Notes to Mineral Reserve and Resource Estimates

1.   New Gold's Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2.   All Mineral Reserve and Mineral Resource estimates for New Gold's properties and projects are effective December 31, 2021.

3.   New Gold's year-end 2021 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,400	$19.00	$3.25	$1.25
Mineral Resources	$1,500	$21.00	$3.50	$1.25

4.   Lower cut-offs for the Company's Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.46 – 0.49 g/t AuEq	0.44 – 0.45 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	Intrepid Zone: 1.93 g/t AuEq ODM Main Zones: 2.25 g/t AuEq	1.70 g/t AuEq
	U/G with LGO Stockpile processing:	ODM Main Zones: 1.74 g/t AuEq	1.70 g/t AuEq
New Afton	A&B Zones:	USD$ 10.00/t	All Resources: 0.40% CuEq
	B3 Block & C-Zone:	USD$ 24.00/t	

5.   New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves. Numbers may not add due to rounding.

6.   Mineral Resources are classified as Measured, Indicated and Inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators 'open pit' and 'underground' may be used to indicate the envisioned mining method for different portions of a resource. Similarly, the designators 'direct processing' and 'lower grade material' may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold's material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7. Rainy River Mine: In addition to the criteria described above, Mineral Reserves and Mineral Resources for the Rainy River project are reported according to the following criteria: Underground Mineral Reserves are reported peripheral to and/or below the open pit Mineral Reserve pit shell, which has been designed and optimized based on a $1,400/oz gold price. Open pit and underground Mineral Resources are reported based on a $1,500/oz gold price. Open pit Mineral Resources are reported from within an open pit resource shell that extends to a depth of approximately 340 meters from surface. Open pit Mineral Resources exclude material reported as underground Mineral Reserves. New Afton Mine: C-Zone Mineral Resources reported at December 31, 2020, have been further subdivided under C-Zone, D-Zone and Eastern Extension based upon geological model refinement and location within the New Afton deposit.

8. The preparation of New Gold's consolidated statement and estimation of mineral reserves has been completed under the oversight and review of Mr. Andrew Croal, Director of Technical Services for the Company. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Preparation of New Gold's consolidated statement and estimation of mineral resources has been completed under the oversight and review of Mr. Michele Della Libera, Director, Exploration for the Company. Mr. Della Libera is a Professional Geoscientist and member of the Association of Professional Geoscientist of Ontario and of the Engineers and Geoscientist of British Columbia. Mr. Croal and Mr. Della Libera are "Qualified Persons" as defined by NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's anticipated focus on operational excellence and optimization at both assets and its ability to execute on its strategy; the advancement of development of the Intrepid underground zone at Rainy River and targeted timing for initial production; prioritizing B3 ramp-up and C-Zone development at New Afton; the Company's expectations regarding production, costs, capital investments and expenses on a consolidated and mine-by-mine basis, and the factors contributing to those expected results; planned activities, undertakings and areas of focus at the Rainy River Mine and New Afton Mine and expectations of timing and costs associated therewith; expectations regarding production timing; planned reporting on a gold equivalent and per-metal basis; the anticipated mining of the East Lobe and the contribution of mill feed there from in 2022; the Company's expectations regarding a higher strip ratio and increase in the open pit strip ratio for 2022 at Rainy River as well as the anticipated results therefrom; anticipated capital and exploration expenditures at Rainy River Mine and New Afton Mine; anticipated timing for filing of the NI 43-101 Technical Report for Rainy River; the reduction in B3 ore tonnes to be mined in 2022 at New Afton; expectations regarding current surface stockpiles at New Afton; and the Company's plans relating to its ESG approach.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2022 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) there being no significant disruptions to the Company's workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 (including any required self-isolation requirements due to cross-border travel to the United States or any other country or any other reason) or otherwise; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the New Afton Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; compliance with debt obligations and

TSX: NGD NYSE American: NGD

maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to the Mineral Reserves contained herein has been reviewed and approved by Andrew Croal, Director, Technical Services for the Company. The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. All other scientific and technical information in this news release has been reviewed and approved by Mr. Eric Vinet, Senior Vice President, Operations for the Company. Mr. Croal is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Croal, Mr. Della Libera and Mr. Vinet are "Qualified Persons" for the purposes of ("NI 43-101"). To the Company's knowledge, each of the aforementioned persons holds less than 1% of the outstanding securities of the Company.

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